EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three and nine months ended September 30, 2008 and 2009 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine months ended September 30, 2008 and 2009, in thousands except for earnings per share:

	Three months		Nine months
	ended September 30,		ended September 30,
	2008	2009	2008	2009
Net income from continuing operations	$155	$830	$3,378	$5,053
Net income from continuing operations allocated to non-vested share awards	3	30	79	195
Preferred stock dividend	(4)	(4)	(8)	(11)

Undistributed earnings from continuing operations available to common stockholders	154	856	3,449	5,237
Loss from discontinued operations	—	—	(1,390)	—

Undistributed earnings (loss) available to common stockholders	$154	$856	$2,059	$5,237

Weighted average number of common shares outstanding for basic EPS computation	19,279	17,379	19,351	17,658
Effect of dilutive securities:
Stock options	286	221	374	164

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	19,565	17,600	19,725	17,822

Basic earnings (loss) per common share:
Continuing operations	$0.01	$0.05	$0.18	$0.29
Continuing operations allocated to non-vested share awards	—	—	—	0.01
Discontinued operations	—	—	(0.07)	—

Net income	$0.01	$0.05	$0.11	$0.30

Diluted earnings (loss) per common share:
Continuing operations	$0.01	$0.05	$0.18	$0.28
Continuing operations allocated to non-vested share awards	—	—	—	0.01
Discontinued operations	—	—	(0.07)	—

Net income	$0.01	$0.05	$0.11	$0.29

     Effective January 1, 2009, the accounting for unvested share-based payment awards included in the calculation of earnings per share has changed. Share-based awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are now participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities and we have prepared our current period earnings per share calculations and retrospectively revised our prior period calculations to include outstanding unvested restricted stock awards in the basic weighted average shares outstanding calculation. For the three and nine months ended September 30, 2009, there was no material impact to basic and diluted earnings per share.
     Options to purchase 0.1 million and 0.9 million shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2008, because the share awards exercise prices exceeded the average market price of the Company’s common stock during the period and, therefore, the effect would be antidilutive.
     Options to purchase 0.3 million and 0.9 million shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2009, because the options contained exercise prices that exceeded the average market price of the Company’s common stock during the period and, therefore, the effect would be antidilutive.
     The convertible junior subordinated debentures due in 2029 are convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.